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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

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                                 AMENDMENT NO. 1
                                       to
                                 SCHEDULE 14D-9
                SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
             SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

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                         OACIS HEALTHCARE HOLDINGS CORP.
                            (Name of Subject Company)

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                         OACIS HEALTHCARE HOLDINGS CORP.
                        (Name of Person Filing Statement)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE

                         (Title of Class of Securities)

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                                 00175167107510
                      (CUSIP Number of Class of Securities)

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                                   JIM MCCORD
                      CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                         OACIS HEALTHCARE HOLDINGS CORP.
                          1101 FIFTH AVENUE, SUITE 200
                              SAN RAFAEL, CA 94901
                                 (415) 482-4400

            (Name, address and telephone number of person authorized
                 to receive notice and communications on behalf
                         of the person filing statement)

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                                   Copies to:

                            KENNETH L. GUERNSEY, ESQ.
                              KARYN R. SMITH, ESQ.
                               COOLEY GODWARD LLP
                               ONE MARITIME PLAZA
                                   20TH FLOOR
                          SAN FRANCISCO, CA 94111-3580
                                 (415) 693-2000


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        This Amendment No. 1 amends and supplements the Solicitation/
Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission (the "Commission") on February 26, 1999 by Oacis Healthcare Holdings Corp., a Delaware corporation (the "Company") (the "Schedule 14D-9"). The Schedule 14D-9 was filed in connection with the tender offer made by Science Applications International Corporation, a Delaware corporation ("Parent"), and Oscar Acquisition Corporation., a Delaware corporation ("Purchaser"), to purchase all of the shares of common stock of the Company at a price of $4.45 per share, net to the seller in cash (subject to applicable withholding of taxes), without any interest, upon the terms and subject to the conditions set forth in Purchaser's Offer to Purchase dated February 26, 1999, and the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). Capitalized terms used and not defined herein shall have the meanings given to them in the Schedule 14D-9.

ITEM 4. THE SOLICITATION OR RECOMMENDATION

        The fifth full paragraph on page 13 of the Schedule 14D-9 is hereby amended and supplemented by adding the following to the end thereof:

Covington, however, does not make any recommendation to any of the Company's stockholders (or to any other person or entity) as to whether the merger is in such stockholder's best interests.

        The Covington Opinion is addressed solely to the Company Board in connection with their review and evaluation of the merger and neither the Covington Opinion nor Covington's underlying financial analysis may be relied upon by any person other than the directors (in their capacity as members of the Company Board) without the prior written consent of Covington. accordingly, no stockholder of the Company may rely or allege any reliance on the Covington Opinion in connection with such stockholder's consideration of the merits of the merger or otherwise. Covington believes that, under the terms of its engagement letter with the Company, its duties in connection with the Covington Opinion are solely to the Company Board, and it expressly disclaims any legal responsibility to any other persons, including the Company's stockholders, under California State Law. The terms of Covington's Engagement Letter with the Company, entered into on July 24, 1998, was amended on March 12, 1999 to expressly provide for such express disclaimer and for the choice of California State Law as the law governing such engagement letter. Covington has advised the Company that it intends to assert such disclaimer as a defense to any claims that might be brought against it by any stockholder of the Company with respect to the Covington Opinion. However, since no California State Court has definitively ruled on the availability to a financial advisor of an express disclaimer as a defense to shareholder liability with respect to its fairness opinion, this issue necessarily would have to be resolved by a court of competent jurisdiction. In any event, the availability or non-availability of such a defense will have no effect on Covington's rights and responsibilities under the Federal Securities Laws, or the rights and responsibilities of the Company Board under governing state law or under the federal securities laws.

        The capitalized text in the first full paragraph on page 14 of Schedule 14D-9 is hereby amended and supplemented by adding the following to the end thereof:

COVINGTON, HOWEVER, DOES NOT MAKE ANY RECOMMENDATION TO ANY OF THE COMPANY'S STOCKHOLDERS (OR TO ANY OTHER PERSON OR ENTITY) AS TO WHETHER THE MERGER IS IN SUCH STOCKHOLDER'S BEST INTERESTS.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

        The second sentence in the second full paragraph on page 14 of the
Schedule 14D-9 is hereby amended to insert the following after the words "Pursuant to a letter agreement dated July 24, 1998,":

        as amended on March 12, 1999,



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ITEM 9. MATERIAL TO BE FILED AS EXHIBITS

        Exhibit 6 of Item 9 of the Schedule 14D-9 is hereby deleted in its entirety and the attached exhibit is inserted in lieu thereof:

        Exhibit 6:  Opinion, dated February 20, 1999 of Covington Associates.*





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*  Included in copies of Schedule 14D-9 mailed to stockholders.






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                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 is true, complete and correct.



                                        OACIS HEALTHCARE HOLDINGS CORP.



                                        By:    /s/ Stephen Ghiglieri
                                           -------------------------------------
                                        Name:  Stephen Ghiglieri
                                        Title: Vice President of Finance and
                                               Administration, Chief Financial
                                               Officer

Dated:  March 16, 1999



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                                EXHIBIT INDEX

      Exhibit
        No.                        Description
      -------                      -----------
        99.6                       Opinion of Covington Associates